Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 13, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1376
        S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 1
                       File Nos. 333-206714 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comment letter dated October 1, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1376, filed on September 1, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

      1. This section states that the Trust seeks "above-average total return." Please define "above-average" and "total return" in this section.

      Response: The investment objective has been revised in response to this comment to state: "The trust seeks attractive total return through capital appreciation and dividend income."

Investment Summary -- Principal Investment Strategy

      2. This section states that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks. Since the name of the trust includes the term "S&P Dividend Aristocrats Select 25," please revise the 80% policy to state that the Trust will invest at least 80% of the value of its assets in 25 common stocks included in the S&P 500 Dividend Aristocrats Index. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also disclose the market capitalization range of the Index constituents as of a recent date.

      Response: The disclosure under this section has been revised in response to this comment to state: "Under normal circumstances, the trust invests at least 80% of the value of its assets in common stocks that are included in the S&P 500 Dividend Aristocrats Index (the "Index"). The Index is comprised of large-capitalization companies within the S&P 500 that have followed a managed dividends policy of consistently increasing dividends every year for at least 25 consecutive years. The Index includes large-capitalization companies and as of September 30, 2015, included securities with market capitalization ranges from approximately $1.5 billion to $629.0 billion. The trust invests in U.S.-listed common stocks, which may include the common stock of U.S. and non-U.S. companies, including issuers in emerging markets. In addition, the trust may invest in mid- and large-capitalization companies. Utilizing a unique rule based strategy, the securities to be included in the trust's portfolio have been selected by the sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC."

      In addition, the risk disclosures relating mid-capitalization companies have been added to the risk sections. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to such securities if they are selected for the portfolio of this Trust.

Investment Summary -- Security Selection

      3. Part 3 of this section states that each of the companies in the sub-universe is ranked on the basis of return on assets, return on equity, and dividend yield, using the "most recently reported" information. Please provide the specific time periods referenced by "most recently reported (e.g., most recent fiscal year; most recent fiscal quarter)," and provide the source for this information.

      Also, the last two sentences of the first paragraph of part 3 state that "[e]ach financial metric will create a separate normalized score so that every company will have three scores," and "[t]hese three scores are aggregated to create one composite score for a company." Please clarify these sentences using plain English, and provide an example of this calculation. For example, if a company had the highest score in each category, would it have a composite score of 3, and would the Trust's portfolio consist of the securities with the 25 lowest composite scores?

      Response: The disclosure has been revised to state that the information is sourced from S&P Compustat. The sponsor will use the most recently reported information provided by the companies to S&P Compustat.

      With regards to using plain English, the introductory paragraph has been revised to state:

            Rank on Fundamentals: Rank the remaining universe of securities from highest to lowest by the factors listed below. Each ranking is determined as of the Security Selection Date using the most recently reported information from S&P Compustat. Each security is assigned a score for each financial metric. These three scores are aggregated to create one composite score for a company.

Investment Summary -- Principal Risks

      4. Since the Principal Investment Strategy section discloses that the Trust may include the common stocks of issuers in emerging markets, please provide a corresponding principal risk for emerging markets investments.

      Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to such securities if they are selected for the portfolio of this Trust.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren